June 24, 2024

VIA EDGAR

Michael Purcell

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acceleration Request for Spectaire Holdings Inc. Registration Statement on Form S-1, as amended by Amendment No. 1 (Filed June 21, 2024)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Spectaire Holdings Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-1 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on June 25, 2024, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Spectaire Holdings Inc.

/s/ Brian Semkiw
Name:	Brian Semkiw
Title:	Chief Executive Officer and Director

cc:	Amy Bowler, Esq.